SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Western Wind Energy Corp.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

95988Q108

(CUSIP Number)

Jane Sheere

Brookfield Renewable Energy Partners L.P.

73 Front Street, 5th Floor, Hamilton HM 12, Bermuda

Telephone: 441-295-1443

Copy to:

Andrew J. Beck

Torys LLP

1114 Avenue of the Americas

New York, NY 10036

Telephone: 212-880-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 11 Pages)

SCHEDULE 13D

CUSIP No. 95988Q108	Page 2 of 11 Pages

1	Names of Reporting Persons BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds BK
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization BERMUDA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 11,324,350[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,324,350[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,324,350
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.2%
14	Type of Reporting Person PN

[1]	See Item 5(a)-(b) below.

SCHEDULE 13D

CUSIP No. 95988Q108	Page 3 of 11 Pages

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 11,324,350[2]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,324,350[2]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,324,350
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.2%
14	Type of Reporting Person CO

[2]	See Item 5(a)-(b) below.

SCHEDULE 13D

CUSIP No. 95988Q108	Page 4 of 11 Pages

1	Names of Reporting Persons PARTNERS LIMITED
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 11,324,350[3]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,324,350[3]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,324,350
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.2%
14	Type of Reporting Person CO

[3]	See Item 5(a)-(b) below.

Item 1.	Security and Issuer.

The title and class of equity security to which this statement on Schedule 13D relates is the shares of common stock (the “Common Shares”) of Western Wind Energy Corp. (“Western Wind”), a British Colombia corporation. The principal executive offices of Western Wind are located at 1326 – 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3E8.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person”):

(i)	Brookfield Asset Management Inc. (“Brookfield”), a corporation formed under the laws of the Province of Ontario, Canada;

(ii)	Partners Limited (“Partners”), a corporation formed under the laws of the Province of Ontario, Canada, that, collectively with its shareholders, owns, directly or indirectly, exercises control or direction over, has contractual arrangements, such as options, to acquire or otherwise holds beneficial or economic interests in approximately 133 million Class A Limited Voting Shares, representing approximately 20% of the outstanding Class A Limited Voting Shares of Brookfield on a fully diluted basis, and 85,120 Class B Limited Voting Shares, representing 100% of the Class B Limited Voting Shares of Brookfield; and

(iii)	Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”), an exempted limited partnership established under the laws of Bermuda. Brookfield Renewable Partners Limited (the “Managing General Partner”), a corporation formed under the laws of Bermuda, is the general partner of Brookfield Renewable.

Schedules I, II and III hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”), and their respective principal occupations and addresses, of Brookfield, Partners and the Managing General Partner, respectively.

(b) The principal business address of Brookfield and Partners is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3. The principal business address of Brookfield Renewable and the Managing General Partner is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

(c) The principal business of Brookfield is to invest and operate businesses in the real estate, power generation and infrastructure sectors. The principal business of Partners is an investment holding company. The principal business of Brookfield Renewable is to invest and operate renewable power assets on a global basis. The principal business of the Managing General Partner is to serve as the general partner of Brookfield Renewable.

(d)-(e) During the last five years, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Set forth on Schedules I, II and III hereto are the citizenships of the Scheduled Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 28, 2012, Brookfield BRP Holdings (Canada) Inc. (“BRP Holdings”), an indirect subsidiary of Brookfield Renewable, entered into securities purchase agreements (the “Securities Purchase Agreements”) with GCIC Ltd. and GCIC US Ltd. on behalf of certain investment funds managed by them (the “Vendors”) whereby BRP Holdings acquired from the Vendors ownership and control of an aggregate of 10,727,506 Common Shares (the “Purchased Shares”) and 319,741 share purchase warrants (the “Purchased Warrants”) of Western Wind, each exercisable for one Common Share. The Vendors also provided BRP Holdings with the right, for a period of one month, to purchase an additional 277,103 Common Shares (the “Additional Purchased Shares”) held by the Vendors on the same terms and conditions as the purchase of the Purchased Shares. BRP Holdings subsequently transferred the Purchased Shares to WWE Equity Holdings Inc., an indirect subsidiary of Brookfield Renewable.

The Purchased Shares were acquired for an aggregate purchase price of Cdn.$24,705,245.25 in cash, or Cdn.$2.25 per Purchased Share. The Purchased Warrants were acquired for an aggregate purchase price of Cdn.$319,741 in cash, or Cdn.$1.00 per Purchased Warrant, being Cdn.$2.25 less the exercise price of Cdn.$1.25. The consideration for the securities purchased, or to be purchased, under the Securities Purchase Agreements was, or will be, funded with available liquidity on Brookfield Renewable’s committed unsecured credit facilities.

Pursuant to the Securities Purchase Agreements, BRP Holdings and the Vendors have agreed that if any party acquires Western Wind at price higher than Cdn.$2.25 per share by August 28, 2013, BRP Holdings would pay the Vendors an additional amount of up to such difference. In addition, in connection with this transaction, the Vendors granted BRP Holdings an irrevocable proxy to vote the Purchased Shares.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Purchased Shares and the Purchased Warrants for investment purposes and would acquire any Additional Purchased Shares for investment purposes. Depending upon future market and economic conditions, as well as developments affecting Western Wind, its business or its securities, the Reporting Persons or their respective affiliates may decide to purchase additional securities of Western Wind or to sell all or part of their investment.

In connection with Western Wind’s announced sale process, the Reporting Persons expect to engage in communications with one or more officers, members of the board of directors, representatives, shareholders of Western Wind and other relevant parties concerning the business, management, operations, assets, capitalization, financial condition, governance, strategy and future plans of Western Wind that may result in the Reporting Persons proposing one or more ideas that, if effectuated, may result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. Depending on such communications, and subject to the conditions below, the Reporting Persons may make additional purchases or may sell or transfer Common Shares beneficially owned by them from time to time in public transactions. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of Common Share by applicable law.

See Item 3 and Item 5.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)	As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 11,324,350 Common Shares, which represent approximately 17.2% of the issued and outstanding Common Shares. The Purchased Shares represent approximately 16.2% of the issued and outstanding Common Shares, and together with the Additional Purchased Shares (if purchased) would represent approximately 16.7% of the outstanding Common Shares. The Purchased Warrants (if exercised) would represent approximately 0.5% of the issued and outstanding Common Shares.

The Common Shares are directly held by WWE Equity Holdings Inc., which is an indirect subsidiary of Brookfield Renewable. Brookfield (through its wholly-owned subsidiary, Brookfield Renewable Power Inc.) effectively holds approximately 68% of Brookfield Renewable on a fully-exchanged basis.

Each Reporting Person may be deemed to have shared power to vote or direct the vote of the Common Shares beneficially owned by it or to dispose or direct the disposition of such Common Shares.

(c)	Except as described in Item 3, the Reporting Persons have not effected any other transactions in Common Shares during the past 60 days. To the knowledge of each Reporting Person, none of the executive officers or directors of such Reporting Person has effected any transactions in Common Shares during the past 60 days.

(d)	Except as otherwise set forth herein, no person is known to a Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any Common Shares beneficially owned by such Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 3.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1*	Securities Purchase Agreement between a certain investment fund by its manager GCIC Ltd. and BRP Holdings, dated as of August 28, 2012

Exhibit 2*	Securities Purchase Agreement between a certain investment fund by its manager GCIC US Ltd. and BRP Holdings, dated as of August 28, 2012

Exhibit 3	Joint Filing Agreement among Brookfield, Partners and Brookfield Renewable, dated as of September 7, 2012

*	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2012

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Vice-President, Legal Affairs

PARTNERS LIMITED

By:	/s/ Loretta Corso
Name: Loretta Corso
Title: Corporate Secretary

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P., by its general partner, BROOKFIELD RENEWABLE PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

SCHEDULE I

Brookfield Asset Management Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Group Chairman of Brookfield	Canada

Marcel R. Coutu, Director	Canadian Oil Sands Limited, 2500 First Canadian Centre, 350 — 7th Ave. S.W., Calgary, Alberta T2P 3N9, Canada	President and Chief Executive Officer of Canadian Oil Sands Limited	Canada

Trevor J. Eyton, Director	c/o 130 Adelaide Street W., Suite 3303, Toronto, Ontario M5H 3P5, Canada	Corporate Director of Brookfield	Canada

Bruce J. Flatt, Senior Managing Partner, Chief Executive Officer and Director	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of Brookfield	Canada

James Gray, Director	c/o 335 — 8th Avenue S.W., Suite 1700, Royal Bank Building, Calgary, Alberta T2P 1C9, Canada	Corporate Director of Brookfield	Canada

Robert J. Harding, Director	Brookfield Asset Management Inc, 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Corporate Director of Brookfield	Canada

Maureen Kempston Darkes, Director	c/o 21 Burkebrook Place, Apt. 712, Toronto, Ontario M4G 0A2, Canada	Formerly GM Group Vice-President	Canada

David W. Kerr, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director of Brookfield	Canada

Lance Liebman, Director	Columbia Law School, 435 West 116th Street, New York, New York 10027 — 7297, U.S.A.	William S. Beinecke Professor of Law	U.S.A

Philip B. Lind, Director	Rogers Communications Inc., 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, Canada	Vice-Chairman of Rogers Communications Inc.	Canada

Frank K. McKenna, Chairman of the Board of Directors	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Deputy Chair of TD Bank Group	Canada

Jack M. Mintz, Director	University of Calgary, 906 — 8th Avenue S.W., 5th Floor, Calgary, Alberta T2P 1H9, Canada	Palmer Chair in Public Policy	Canada

Youssef A. Nasr, Director	P.O. Box 16 5927, Beirut, Lebanon	Formerly Chief Executive Officer of HSBC Bank Middle East Limited	Lebanon and U.S.A

James A. Pattison, Director	The Jim Pattison Group, 1800 — 1067 West Cordova Street, Vancouver, B.C. V6C 1C7, Canada	Chairman, President and Chief Executive Officer of The Jim Pattison Group	Canada

Diana L. Taylor, Director	Wolfensohn & Company LLC, 1350 Avenue of the Americas, Suite 2900, New York, N.Y. 10019	Managing Director of Wolfensohn & Company LLC	U.S.A.

George S. Taylor, Director	R.R. #3, 4675 Line 3, St. Marys, Ontario N4X 1C6, Canada	Corporate Director	Canada

SCHEDULE II

Partners Limited

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Gordon E. Arnell, Director	181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3	Chairman of Brookfield Office Properties Inc.	Canada

Jack L. Cockwell	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Group Chairman of Brookfield	Canada

Robert J. Harding	Brookfield Asset Management Inc, 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

David W. Kerr, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Edward C. Kress	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Timothy R. Price	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada

SCHEDULE III

Brookfield Renewable Partners Limited

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jeffrey Blidner, Chairman of the Board of Directors	Brookfield Asset Management Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Senior Managing Partner of Brookfield Asset Management	Canada

Eleazar de Carvalho Filho, Director	Rua Professor Artur Ramos 339 - Apt. 61 Jardim Paulistano, Sao Paul, SP Brazil 01454-011	Founder and Corporate Director of Virtus BR Partners	Brazil

John Van Egmond, Director	6900 N Ozona Drive Tucson, AZ 8578	Financial consultant with Ozona Corporation	U.S.A.

David Mann, Director	50 McCurdy Drive Chester, NS B0J 1J0	Counsel at Cox & Palmer	Canada

Lou Maroun, Director	Dill Lane, Full Fathoms Devonshire, Bermuda DV07	Executive Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation	Bermuda

Patricia Zuccotti, Director	4612 105th Avenue NE Kirkland, WA 98033	Corporate Director	U.S.A.

Harry Goldgut, Group Chairman	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Senior Managing Partner of Brookfield	Canada

Richard Legault, President and Chief Executive Officer	1700 - 180 Kent Street Ottawa, ON K1P 0B6	President and Chief Executive Officer of the Managing General Partner	Canada

Jeff Rosenthal, Chief Operating Officer	1700 - 180 Kent Street Ottawa, ON K1P 0B6	Chief Operating Officer of the Managing General Partner	Canada

Sachin Shah, Chief Financial Officer	1700 - 180 Kent Street Ottawa, ON K1P 0B6	Chief Financial Officer of the Managing General Partner	Canada

Donald Tremblay, Executive Vice President	1700 - 180 Kent Street Ottawa, ON K1P 0B6	Executive Vice President of the Managing General Partner	Canada